MAR 30 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWALT, INC.
(Exact Name of Registrant as Specified in Charter)

1269578
001265918
(Registrant CIK Number)

Form 8-K for March 30, 2004 SER 2004-5CB
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-110343
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on March 30, 2004.

CWMBS, INC.

By: [signature]

Name: Darren Bigby

Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY BEAR STEARNS & CO. INC.

for

CWALT, INC.

ALTERNATIVE LOAN TRUST 2004-5CB
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-5CB

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

STATEMENT REGARDING CBO PRICING

The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exit for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

Bear Stearns & Co., Inc
FMoy

FASTrader
CWALT-045CB A2 ()

CWALT-045CB A2 ()

Dated Date:	3/1/04	Pricing	
Trade Date:	1/1/01	WAC:	.08
Settle Date:	3/30/04	WAM:	.00
Date of 1st CP:	4/25/04	Type:	
Pmts Per Year:		Collateral	
Manager:		Cumulative Prepayment	
Float:	.00		
Speed Assumpt.:			
Monthly Prepayment			
Date PSA CPR			

Deal Comments

Tranche Details

Des:	A2	P-Des:	A2
Cusip:		Description:	SENIOR
Orig. Bal:	67,189,000.00	Current Bal:	67,189,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.00	Cpn Mult:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Fac:		Original Fac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.09	1.11	1.15	1.29	1.80	2.30	2.72	3.07	3.36	3.60
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	3.79	3.95	4.11	4.24	4.36	4.45	4.54	4.63	4.87	4.98

Settlement Date: 3/30/2004 Valuation Date: 3/25/2004 Yield Curve: USD Swap

Results

Prepay			0% CPR	FCLOSE-045CB/V50 ACPR	FCLOSE-045CB/V100 ACPR	FCLOSE-045CB/V150 ACPR	FCLOSE-045CB/V200 ACPR
Price	102:18+	Yield	4.61	4.41	4.17	3.90	3.59
		Mod. Duration	6.57	4.54	3.31	2.52	1.99
Price	102:22+	Yield	4.59	4.39	4.14	3.85	3.53
		Mod. Duration	6.57	4.54	3.31	2.52	1.99
Price	102:26+	Yield	4.58	4.36	4.10	3.80	3.47
		Mod. Duration	6.57	4.55	3.31	2.52	1.99
Price	102:30+	Yield	4.56	4.33	4.06	3.75	3.41
		Mod. Duration	6.58	4.55	3.32	2.53	1.99
Price	103: 2+	Yield	4.54	4.31	4.03	3.71	3.35
		Mod. Duration	6.58	4.55	3.32	2.53	1.99
Price	103: 6+	Yield	4.52	4.28	3.99	3.66	3.29
		Mod. Duration	6.59	4.56	3.32	2.53	2.00
Price	103:10+	Yield	4.50	4.25	3.96	3.61	3.22
		Mod. Duration	6.59	4.56	3.33	2.53	2.00

Vector Name	Vector Description
FCLOSE-045CB/V100	**SEE ATTACHED**
FCLOSE-045CB/V150	**SEE ATTACHED**
FCLOSE-045CB/V200	**SEE ATTACHED**
FCLOSE-045CB/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
CWALT-045CB A2 ()	100.00	67,189,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

FASTrader
CWALT-045CB A1 ()

CWALT-045CB A1 ()

Dated Date:	3/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	3/30/04	WAM:	.00
Date of 1st CF:	4/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:		Cumulative Prepayment	
Face:	.00		
Speed Assumpt.:			
Monthly Prepayment			
Date PSA CPR			

Deal Comments

Tranche Details

Des:	A1	P-Des:	A1
Cusip:		Description:	SENIOR
Orig. Bal:	86,540,000.00	Current Bal:	86,540,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	6.00	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/00
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.09	1.11	1.15	1.29	1.80	2.31	2.73	3.08	3.36	3.60
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	3.80	3.97	4.12	4.24	4.36	4.45	4.54	4.63	4.87	4.98

Settlement Date: 3/30/2004 Valuation Date: 3/25/2004 Yield Curve: USD Swap

Results

Prepay			0% CPR	FCLOSE-045CB/V50 ACPR	FCLOSE-045CB/V100 ACPR	FCLOSE-045CB/V150 ACPR	FCLOSE-045CB/V200 ACPR
Price	103:16	Yield	5.71	5.40	5.01	4.55	4.03
		Mod. Duration	10.69	5.75	3.65	2.57	1.91
Price	103:20	Yield	5.70	5.38	4.98	4.51	3.97
		Mod. Duration	10.70	5.75	3.66	2.57	1.91
Price	103:24	Yield	5.69	5.36	4.94	4.46	3.91
		Mod. Duration	10.71	5.76	3.66	2.57	1.91
Price	103:28	Yield	5.68	5.34	4.91	4.41	3.84
		Mod. Duration	10.72	5.76	3.67	2.58	1.92
Price	104: 0	Yield	5.67	5.32	4.88	4.37	3.78
		Mod. Duration	10.72	5.77	3.67	2.58	1.92
Price	104: 4	Yield	5.66	5.29	4.84	4.32	3.72
		Mod. Duration	10.73	5.78	3.68	2.58	1.92
Price	104: 8	Yield	5.65	5.27	4.81	4.28	3.66
		Mod. Duration	10.74	5.78	3.68	2.59	1.92

Vector Name	Vector Description
FCLOSE-045CB/V100	**SEE ATTACHED**
FCLOSE-045CB/V150	**SEE ATTACHED**
FCLOSE-045CB/V200	**SEE ATTACHED**
FCLOSE-045CB/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
CWALT-045CB A1 ()	100.00	86,540,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

Bear Stearns & Co., Inc
FMoy

FASTrader

CWALT-045CB A1 ()

CWALT-045CB A1 ()

Dated Date:	3/1/04	**Pricing**
Trade Date:	1/1/01	WAC: .00
Settle Date:	3/30/04	WAM: .00
Date of 1st CF:	4/25/04	Type:
Prem Per Year:		**Collateral**
Manager:		Cumulative Prepayment
Face:	.00	
Speed Assump.:		

Monthly Prepayment
Date PSA CPR

Deal Comments

Tranche Details

Des:	A1	P-Des:	A1
Cusip:		Description:	SENIOR
Orig. Bal:	86,540,000.00	Current Bal:	86,540,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	6.00	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Fac:		Original Fac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas
Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.09	1.11	1.15	1.29	1.80	2.30	2.73	3.07	3.36	3.60
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	3.80	3.97	4.12	4.24	4.36	4.45	4.54	4.63	4.87	4.98

Settlement Date: 3/31/2004 Valuation Date: 3/25/2004 Yield Curve: USD Swap

Results

Prepay			0% CPR	FCLOSE-045CB/V50 ACPR	FCLOSE-045CB/V100 ACPR	FCLOSE-045CB/V150 ACPR	FCLOSE-045CB/V200 ACPR
Price	103: 3	Yield	5.75	5.46	5.11	4.70	4.23
		Mod. Duration	10.67	5.73	3.64	2.56	1.90
Price	103: 7	Yield	5.74	5.44	5.08	4.65	4.17
		Mod. Duration	10.68	5.73	3.64	2.56	1.90
Price	103:11	Yield	5.73	5.42	5.04	4.61	4.10
		Mod. Duration	10.69	5.74	3.65	2.56	1.91
Price	103:15	Yield	5.72	5.40	5.01	4.56	4.04
		Mod. Duration	10.69	5.75	3.65	2.57	1.91
Price	103:19	Yield	5.70	5.38	4.98	4.51	3.98
		Mod. Duration	10.70	5.75	3.66	2.57	1.91
Price	103:23	Yield	5.69	5.36	4.95	4.47	3.91
		Mod. Duration	10.71	5.76	3.66	2.57	1.91
Price	103:27	Yield	5.68	5.34	4.91	4.42	3.85
		Mod. Duration	10.71	5.76	3.67	2.58	1.92

Vector Name	Vector Description
FCLOSE-045CB/V100	**SEE ATTACHED**
FCLOSE-045CB/V150	**SEE ATTACHED**
FCLOSE-045CB/V200	**SEE ATTACHED**
FCLOSE-045CB/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
CWALT-045CB A1 ()	100.00	86,540,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

****

****

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

<u>Exhibit 99.2</u>

COMPUTATIONAL MATERIALS

PREPARED BY J.P. MORGAN SECURITIES INC.

for

CWALT, INC.

ALTERNATIVE LOAN TRUST 2004-5CB
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-5CB

cwalt04-05cb-l -- B3

J.P. Morgan Securities Inc.

Balance	$734,700.00	Delay	24	WAC	6.00458	WAM	254
Coupon	5.48825	Dated	03/01/2004	NET	5.73365	WALA	3
Settle	03/31/2004	First Payment	04/25/2004				

Price	12 CPR	18 CPR	20 CPR	24 CPR	30 CPR
	Yield	Yield	Yield	Yield	Yield
83-12.000	8.350	8.498	8.541	8.622	8.729
83-20.000	8.302	8.447	8.490	8.569	8.675
83-28.000	8.254	8.397	8.439	8.517	8.620
84-04.000	8.207	8.347	8.388	8.464	8.566
84-12.000	8.159	8.297	8.337	8.412	8.512
84-20.000	8.112	8.247	8.287	8.360	8.458
84-28.000	8.065	8.197	8.236	8.309	8.405
85-04.000	8.018	8.148	8.186	8.257	8.352
85-12.000	7.972	8.099	8.137	8.206	8.299
85-20.000	7.926	8.050	8.087	8.155	8.246
85-28.000	7.880	8.001	8.038	8.104	8.193
86-04.000	7.834	7.953	7.988	8.054	8.141
86-12.000	7.788	7.905	7.939	8.003	8.089
86-20.000	7.743	7.857	7.891	7.953	8.037
86-28.000	7.697	7.809	7.842	7.903	7.985
87-04.000	7.652	7.761	7.794	7.853	7.933
87-12.000	7.607	7.714	7.746	7.804	7.882
WAL	9.485	8.632	8.413	8.044	7.609
Mod Durn	6.280	5.948	5.857	5.698	5.501
Mod Convexity	0.610	0.530	0.510	0.476	0.436
Principal Window	Apr04 - Feb34	Apr04 - Feb34	Apr04 - Feb34	Apr04 - Feb34	Apr04 - Feb34
Maturity #mos	359	359	359	359	359

Yield Curve	Mat	2YR	3YR	5YR	10YR	30YR
	Yld	1.49	1.89	2.849	3.892	4.67

P:\Intex\rmisami\cwalt04-05cb\cwalt04-05cb-l.dms
3/29/2004 12:10 PM

cwalt04-05cb-I – B4

J.P. Morgan Securities Inc.

Balance	$524,700.00	Delay	24	WAC	6.00458	WAM	254
Coupon	5.48825	Dated	03/01/2004	NET	5.73365	WALA	3
Settle	03/31/2004	First Payment	04/25/2004				

Price	12 CPR	18 CPR	20 CPR	24 CPR	30 CPR
	Yield	Yield	Yield	Yield	Yield
91-00.000	6.978	7.048	7.069	7.108	7.160
91-08.000	6.936	7.004	7.024	7.062	7.112
91-16.000	6.895	6.960	6.979	7.015	7.064
91-24.000	6.853	6.916	6.934	6.969	7.016
92-00.000	6.812	6.872	6.890	6.923	6.969
92-08.000	6.770	6.828	6.845	6.877	6.921
92-16.000	6.729	6.784	6.801	6.832	6.874
92-24.000	6.688	6.741	6.757	6.786	6.827
93-00.000	6.647	6.698	6.713	6.741	6.780
93-08.000	6.607	6.655	6.669	6.696	6.733
93-16.000	6.566	6.612	6.625	6.651	6.686
93-24.000	6.526	6.569	6.582	6.607	6.640
94-00.000	6.486	6.526	6.539	6.562	6.594
94-08.000	6.446	6.484	6.496	6.518	6.547
94-16.000	6.406	6.442	6.453	6.473	6.502
94-24.000	6.367	6.400	6.410	6.429	6.456
95-00.000	6.327	6.358	6.367	6.385	6.410
WAL	9.485	8.632	8.413	8.044	7.609
Mod Durn	6.574	6.201	6.100	5.924	5.706
Mod Convexity	0.661	0.570	0.547	0.508	0.463
Principal Window	Apr04 - Feb34	Apr04 - Feb34	Apr04 - Feb34	Apr04 - Feb34	Apr04 - Feb34
Maturity #mos	359	359	359	359	359

Yield Curve	Mat	2YR	3YR	5YR	10YR	30YR
	Yld	1.49	1.89	2.849	3.892	4.67

P:\intex\rmsam\cwalt04-05cb\cwalt04-05cb-l.cdms
3/29/2004 12:10 PM

cwalt04-05cb-I -- B5

J.P. Morgan Securities Inc.

Balance	$315,114.37	Delay	24	WAC	6.00458	WAM	254
Coupon	5.48825	Dated	03/01/2004	NET	5.73365	WALA	3
Settle	03/31/2004	First Payment	04/25/2004				

Price	12 CPR	18 CPR	20 CPR	24 CPR	30 CPR
	Yield	Yield	Yield	Yield	Yield
26-00.000	36.367	37.184	37.430	37.892	38.523
26-08.000	36.018	36.833	37.079	37.540	38.169
26-16.000	35.675	36.489	36.734	37.195	37.822
26-24.000	35.338	36.151	36.396	36.855	37.480
27-00.000	35.007	35.818	36.063	36.521	37.144
27-08.000	34.681	35.491	35.736	36.192	36.814
27-16.000	34.362	35.170	35.414	35.870	36.490
27-24.000	34.048	34.855	35.098	35.552	36.170
28-00.000	33.739	34.544	34.787	35.240	35.856
28-08.000	33.435	34.239	34.481	34.933	35.547
28-16.000	33.136	33.939	34.180	34.630	35.243
28-24.000	32.843	33.643	33.883	34.333	34.943
29-00.000	32.554	33.352	33.592	34.040	34.648
29-08.000	32.270	33.066	33.305	33.752	34.358
29-16.000	31.990	32.784	33.023	33.468	34.072
29-24.000	31.715	32.507	32.744	33.188	33.790
30-00.000	31.443	32.234	32.470	32.913	33.513
WAL	9.485	8.632	8.413	8.044	7.609
Mod Durn	2.869	2.854	2.848	2.836	2.819
Mod Convexity	0.159	0.154	0.152	0.150	0.146
Principal Window	Apr04 - Feb34	Apr04 - Feb34	Apr04 - Feb34	Apr04 - Feb34	Apr04 - Feb34
Maturity #mos	359	359	359	359	359

Yield Curve	Mat	2YR	3YR	5YR	10YR	30YR
	Yld	1.49	1.89	2.849	3.892	4.67

P:\intex\lmtsami\cwalt04-05cb\cwalt04-05cb-I.dms
3/29/2004 12:10 PM